Filed by Berkshire Hills Bancorp, Inc.
pursuant to Rule 425
under the Securities Act of 1933

Subject Company
Factory Point Bancorp, Inc.
Commission File Number 0-51584

FACTORY POINT NATIONAL BANK

Q & A Guide for Customers

What does this announcement mean?

The announcement means that Factory Point National Bank will be merged into Berkshire Bank, one of Massachusetts oldest and largest independent banks, and the largest banking institution in Western Massachusetts. Berkshire is headquartered in Pittsfield, Massachusetts. In addition to traditional banking services, Berkshire Bank and its affiliates also provide access to a full range of insurance, investment and asset management/trust services.

Why now?

This will allow us to provide expanded services to our customers and increase the range of financial options available to them. Future growth requires a level of investment that would be challenging to sustain on our own.

Why Berkshire?

Berkshire Bank holds the same values as Factory Point National Bank. We share a strong commitment to excellent service to customers and clients. Berkshire Bank knows customers like to bank where it is familiar, where they know the people and where decisions are made locally. Berkshire is an alternative to larger banks and is able to provide more resources while still offering intimate customer service. We can feel good about this partnership with Berkshire Bank.

When is the merger complete?

There are many activities that must occur prior to the final combination of the two banks, including approvals from regulators and shareholders. There will also be many other operational issues to address over the coming months. Given those necessary steps, we expect the transaction to be finalized some time during the 3rd or 4th quarter of 2007.

What happens in the meantime?

We will continue to operate in the best possible manner for our employees, customers and shareholders. We must remain focused on delivering the excellent service that our customers have come to expect from us.

Members of the Factory Point management team will also begin working with our counterparts at Berkshire Bank to prepare for the integration of systems and operations.

What does this mean to customers?

For our customers, banking at Factory Point National Bank will remain the same. Although our name will change, like Factory Point, Berkshire Bank is very focused on customers. We share a commitment to providing what’s important to customers – including our excellent service. And in the future, our customers will be able to take advantage of additional services.

In all likelihood, customers will have questions about this announcement. Our first priority is to assure them that our way of doing business isn’t going to change.

Will any branches close?

It is Berkshire’s intent that all Factory Point offices will remain open.

Where can I find additional information?

The proposed transaction will be submitted to Berkshire Hills’ and Factory Point’s stockholders for their consideration. Berkshire Hills will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents concerning Berkshire Hills Bancorp, Factory Point, the proposed transaction, the persons soliciting proxies in the merger and their interests in the merger and related matters. Stockholders of Berkshire Hills and Factory Point are urged to read the registration statement, including the joint proxy statement/prospectus, when it becomes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of all documents filed with the SEC by Berkshire Hills on the SEC’s Web site (http://www.sec.gov). In addition, documents filed with the SEC by Berkshire Hills will be available, without charge, by directing a request to Ann Racine, Investor Relations, Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, MA 01201 (413) 236-3144.

Berkshire Hills and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. Information about the directors and executive officers of Berkshire Hills and their ownership of Berkshire Hills common stock is set forth in the proxy statement, dated April 2, 2007, for Berkshire Hills’ 2007 annual meeting of stockholders, which is available on Berkshire’s website at www.berkshirebank.com and on the SEC’s website.

FORWARD-LOOKING STATEMENTS

This Q&A guide contains certain forward-looking statements about the proposed merger of Berkshire Hills Bancorp and Factory Point. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire Hills Bancorp and Factory Point, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire Hills Bancorp and Factory Point are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire Hills Bancorp files with the Securities and Exchange Commission.